nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

December 27, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:    Donald Field

Re:              nycaMedia, Inc.
 Registration Statement on Form S-1
 File No. 333-176720

Dear Mr. Field:

nycaMedia, Inc. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 2:00 P.M. Eastern Time, December 29, 2011, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on September 7, 2011, and the subsequent Amendment No. 3 filed on December 14, 2011.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

nycaMedia, Inc.

/s/ Michael Hawks
Michael Hawks
President, Secretary, Director